Dechert LLP

March 26, 2021

VIA EDGAR

Alison White, Esq.

Senior Counsel

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re: Praxis Mutual Funds Preliminary Proxy Statement Filing (Accession No: 0001398344-21-006170)

Dear Ms. White:

This letter responds to the comments you provided to me via telephone on March 15, 2021, with respect to the preliminary proxy statement (“Proxy Statement”) on Schedule 14A filed March 10, 2021 on behalf of Praxis Mutual Funds (“Trust”) (Accession No: 0001398344-21-006170).

1.	Comment: Since the Special Meeting will be held telephonically, please confirm supplementally that a telephonic shareholder meeting is consistent with applicable state law and the Trust’s organizational documents, including citations to state law and the organizational documents.

Response: I confirm, on behalf of the Trust, that holding the Special Meeting telephonically via conference call is consistent with applicable state law and the Trust’s organizational documents. Under applicable state law, a telephone conference call at which all participants can hear each other, as is contemplated, constitutes “in-person presence” at a shareholder meeting provided there is no contrary provision in the entity’s governing instruments and the Trust’s Declaration of Trust and By-Laws contain no such contrary provision. See 12 Del. C. §3806 (f) (stating, “Unless otherwise provided in the governing instrument of a statutory trust, meetings of beneficial owners may be held by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this subsection shall constitute presence in person at the meeting.”) As is potentially relevant here, the Trust’s Declaration of Trust provides that shareholders meetings “shall be held within or without the State of Delaware.” See Section 6.3 of the Trust’s Declaration of Trust.

2.	Comment: Since the Special Meeting will be held telephonically, please advise supplementally whether there are any expected changes to the meeting experience when compared to an in-person meeting. For example, will investors be able to ask questions or make statements to the same extent as in an in-person meeting.

Response: Any Fund shareholder who attends the Special Meeting via teleconference will have the same opportunity to ask questions, make statements and otherwise participate in the meeting’s proceedings as would be available if the meeting were held in person and they were to attend. In addition, the Trust observes that holding the meeting virtually via teleconference removes travel as an obstacle to attendance that would normally exist, potentially increasing shareholder attendance and participation at the meeting.

3.	Comment: In the first paragraph of the Introduction, please add the start time for the Special Meeting, as reflected in the Notice of the Special Meeting.

Response: The requested change will be made.

4.	Comment: In the second paragraph of the Introduction, please include instructions on how to register, in addition to the comparable disclosure that will be contained later in the proxy statement.

Response: The requested change will be made.

5.	Comment: In the discussion about the Prior Sub-Advisory Agreement, please state the date it was last submitted to shareholders and the reason for that submission, as required by Item 22(c)(1)(i).

Response: Item 22(c)(1) elicits information about an “existing” sub-advisory agreement and not an agreement preceding an existing sub-advisory agreement, which describes the Prior Sub-Advisory Agreement. Therefore, the requested information is not required. In light of the comment, however, the requested information will be added.

6.	Comment: In the Board Considerations section, in the paragraph about Investment Performance of the Fund and the Sub-Adviser, please disclose what the Board concluded about the impact on performance of the Fund’s values-based and ESG screens.

Response: The requested change will be made.

7.	Comment: In the Board Considerations section, in the paragraph about Fees, please disclose what the Board concluded about how the sub-advisory fees for the Fund compared with the comparative fee information considered, for example, are the Fund’s fees generally higher or lower.

Response: The requested change will be made.

8.	Comment: In the Shareholders Entitled to Vote section, please disclose the outstanding shares as of the Record Date by class.

Response: The requested change will be made.

If you or any other members of the Staff have any questions or comments regarding this letter, please call me at 860-524-3937.

Very truly yours,

/s/ Anthony H. Zacharski

Anthony H. Zacharski

Fund Counsel, Praxis Mutual Funds

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